Stop by Booth 1
at Symposium 2006.

Sit Minnesota Tax-Free Income Fund

	Tax-Equivalent Yields		
30-Day SEC Yield	28%	33%	35%
4.37%	6.59%	7.08%	7.30%

	Annualized		
1 Year Return	3 Year Return	5 Year Return	10 Year Return
4.80%	4.45%	4.67%	4.93%

As of 9/30/06. Assumes the maximum Minnesota tax bracket of 7.85%

Sit Mutual Funds

CELEBRATING OUR FIRST 25 YEARS

1-800-332-5580 www.sitfunds.com

Call now for a free prospectus with more complete information, including the Fund's investment objectives, risks, charges and expenses. Read it carefully before you invest. Capital gains and ordinary income distributions, if any, are generally taxable. Some income earned by the Fund may be treated as a tax preference that is included in alternative minimum taxable income for certain investors. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

Sit Dividend Growth Fund



Total Returns as of September 30, 2006

	Year to Date	One Year	Since Inception (12/31/03)
Sit Dividend Growth Fund*	11.68%	13.80%	11.68%

Past performance does not guarantee future results. Current performance may be lower or higher than performance quoted.

*The Fund offers its shares in two classes: Class I shares as shown above, and Class S shares, which have been offered since March 31, 2006. The annual returns shown above for the Class I shares would be substantially similar to the Class S shares because both classes invest in the same portfolio of securities. Annual returns will differ only to the extent that the share classes do not have the same expenses. Specifically, the performance shown for the Class I shares does not reflect the 0.25% 12b-1 fee that is charged to the Class S shares. Had the 12b-1 fee been reflected, it would have reduced the returns shown above.

Available in multiple share classes.

Sit Mutual Funds

CELEBRATING OUR FIRST 25 YEARS

www.sitfunds.com 1-800-332-5580

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Mutual Funds

Locally Managed, Nationally Recognized.

Visit Us at Booth 18.

800-332-5580   612-334-5888
www.sitfunds.com

Sit Mutual Funds
Celebrating Our First 25 Years

Call for a free prospectus with more complete information, including our Funds' investment objectives, risks, charges & expenses. Read it carefully before you invest.